Exhibit 4.1

FIFTH SUPPLEMENTAL INDENTURE

This Fifth Supplemental Indenture, dated as of September 30, 2011 (this “Fifth Supplemental Indenture”), is by and among 21st Century Oncology Services, Inc., a Delaware corporation (the “New Guarantor”), Radiation Therapy Services, Inc., a Florida corporation (the “Company,” which term includes its successors and assigns), each other then existing Guarantor under the Indenture referred to below (the “Guarantors”), and Wells Fargo Bank, National Association, as trustee (“Trustee”) under the Indenture referred to below.  Capitalized terms used and not defined herein shall have the same meanings given in the Indenture unless otherwise indicated.

W I T N E S S E T H:

WHEREAS, the Company, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of April 20, 2010 (as supplemented by the First Supplemental Indenture, dated as of June 24, 2010, as further supplemented by the Second Supplemental Indenture, dated as of September 29, 2010, as further supplemented by the Third Supplemental Indenture, dated as of March 1, 2011, as further supplemented by the Fourth Supplemental Indenture, dated as of March 30, 2011 and as otherwise amended, supplemented, waived or modified, the “Indenture”), providing for the issuance of 9 7/8% Senior Subordinated Notes due 2017 of the Company (the “Notes”);

WHEREAS, pursuant to Section 10.03 of the Indenture, each Person that becomes obligated to provide a Guarantee pursuant to Section 4.16 of the Indenture must execute and deliver to the Trustee a supplemental indenture making such Person a party to the Indenture, along with a notation of such Guarantee in the form included as Exhibit E to the Indenture;

WHEREAS, pursuant to Section 4.16 of the Indenture, the Company will not permit any of its Restricted Subsidiaries (other than Foreign Subsidiaries) to guarantee Indebtedness under the Credit Agreement, unless such Restricted Subsidiary executes and delivers to the Trustee a supplemental indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary;

WHEREAS, the New Guarantor is a Restricted Subsidiary of the Company and has guaranteed or will guarantee Indebtedness under the Credit Agreement;

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee, the Company and the Guarantors are authorized to execute and deliver this Fifth Supplemental Indenture to amend the Indenture, without the consent of any Holder; and

WHEREAS, by entering into this Fifth Supplemental Indenture, the Company, the Guarantors and the Trustee have consented to amend the Indenture in accordance with the terms and conditions herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Section 1.               Agreement to be Bound.  The New Guarantor hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.  The New Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

Section 2.               Compliance with and Fulfillment of Condition of Sections 4.16 and 10.03.  The execution and delivery of this Fifth Supplemental Indenture and the Guarantee by the New Guarantor (along with such documentation relating thereto as the Trustee shall require) fulfills the obligations of the Company under Sections 4.16 and 10.03 of the Indenture.

Section 3.               Ratification of Indenture; Supplemental Indenture Part of Indenture; Trustee’s Disclaimer.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Fifth Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Fifth Supplemental Indenture.

Section 4.               Governing Law.  This Fifth Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York.

Section 5.               No Adverse Interpretation of Other Agreements.  This Fifth Supplemental Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries (other than the Indenture).  No such indenture, loan or debt agreement may be used to interpret this Fifth Supplemental Indenture or the Indenture.

Section 6.               Successors.  This Fifth Supplemental Indenture shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.               Separability.  Each provision of this Fifth Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Fifth Supplemental Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 8.               Counterpart Originals.  The parties may sign multiple counterparts of this Fifth Supplemental Indenture.  Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

Section 9.               Headings, etc.  The headings of the Sections of this Fifth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Fifth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed as of the date first above written.

21ST CENTURY ONCOLOGY SERVICES, INC., as a Guarantor

By:	/s/ Bryan J. Carey
Name:	Bryan J. Carey
Title:	Interim Vice President